Exhibit 99.1

AFFIMED N.V.

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive loss (in € thousand)

		For the three months ended March 31
	Note	2016	2017

Revenue	3	1,936	399

Other income (expenses) – net		86	(9)
Research and development expenses	7	(7,068)	(5,442)
General and administrative expenses	7	(2,093)	(2,246)

Operating loss		(7,139)	(7,298)

Finance income / (costs) – net	4	(1,322)	(456)

Loss before tax		(8,461)	(7,754)

Income taxes		(1)	(1)

Loss for the period		(8,462)	(7,755)

Total comprehensive loss		(8,462)	(7,755)

Loss per share in € per share		(0.25)	(0.19)
(undiluted = diluted)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Condensed consolidated statement of financial position (in € thousand)

	Note	December 31, 2016	March 31, 2017
			(unaudited)

ASSETS
Non-current assets

Intangible assets		55	55
Leasehold improvements and equipment		822	828
		877	883

Current assets

Inventories		197	191
Trade and other receivables		2,255	2,275
Other assets		516	12
Financial assets	5	9,487	4,676
Cash and cash equivalents		35,407	49,007
		47,862	56,161

TOTAL ASSETS		48,739	57,044

EQUITY AND LIABILITIES
Equity

Issued capital		333	439
Capital reserves		190,862	207,352
Accumulated deficit		(152,444)	(160,199)
Total equity	6	38,751	47,592

Non current liabilities

Borrowings		3,617	3,300
Total non-current liabilities		3,617	3,300

Current liabilities

Trade and other payables		5,323	4,536
Borrowings		973	1,389
Deferred revenue		75	227
Total current liabilities		6,371	6,152

TOTAL EQUITY AND LIABILITIES		48,739	57,044

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited condensed consolidated statement of cash flows
(in € thousand)

	For the three months ended March 31
	Note	2016	2017
Cash flow from operating activities
Loss for the period		(8,462)	(7,755)
Adjustments for the period:
- Income taxes		1	1
- Depreciation and amortization		105	86
- Share based payments	7	947	565
- Finance income / costs – net	4	1,322	456

		(6,087)	(6,647)
Change in trade and other receivables		(999)	(12)
Change in inventories		(14)	6
Change in other assets		(230)	97
Change in trade, other payables and deferred revenue		(1,060)	(640)

Cash used in operating activities		(8,390)	(7,196)
Interest received		0	24
Paid interest		(125)	(62)

Net cash used in operating activities		(8,515)	(7,234)

Cash flow from investing activities
Purchase of intangible assets		(10)	(9)
Purchase of leasehold improvements and equipment		(113)	(83)
Cash paid for investments in financial assets	5	(18,128)	(4,655)
Cash received from maturity of financial assets	5	0	9,209

Net cash used for investing activities		(18,251)	4,462

Cash flow from financing activities
Proceeds from issue of common shares	6	0	17,901
Transaction costs related to issue of common shares	6	0	(1,463)
Cash flow from financing activities		0	16,438

Net changes to cash and cash equivalents		(26,766)	13,666
Cash and cash equivalents at the beginning of the period		76,740	35,407
Exchange-rate related changes of cash and cash equivalents		(793)	(66)
Cash and cash equivalents at the end of the period		49,181	49,007

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited condensed consolidated statement of changes in equity (in € thousand)

	Note	Issued capital	Capital reserves	Accumulated deficit	Total equity

Balance as of January 1, 2016		333	187,169	(120,228)	67,274

Equity-settled share based payment awards	7		947		947
Loss for the period				(8,462)	(8,462)

Balance as of March 31, 2016		333	188,116	(128,690)	59,759

Balance as of January 1, 2017		333	190,862	(152,444)	38,751
Issue of common shares	6	106	15,925		16,031
Equity-settled share based payment awards	7		565		565
Loss for the period				(7,755)	(7,755)

Balance as of March 31, 2017		439	207,352	(160,199)	47,592

The Notes are an integral part of these consolidated financial statements.

1.	Reporting entity

Affimed N.V. (in the following Affimed or Company) is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands. The Company was founded as Affimed Therapeutics B.V. on May 14, 2014 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) for purposes of a corporate reorganization of Affimed Therapeutics AG and converted its legal form under Dutch law to a public company with limited liability for an initial public offering of its common shares.

The condensed consolidated financial statements of Affimed comprise the Company and its wholly owned and controlled subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA.

Affimed is a clinical-stage biopharmaceutical group focused on discovering and developing targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer research that seeks to harness the body’s own immune system to fight tumor cells. Affimed has its own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three months ended March 31, 2017 and 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as at December 31, 2016.

The interim financial statements were authorized for issuance by the management board on May 15, 2017.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group's accounting policies were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Functional and presentation currency

These interim financial statements are presented in euro, which is the Company’s functional currency. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2016.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2017, and will be applied in preparing the annual financial statements for the year 2017:

Standard/interpretation	Effective Date [1]

Amendments to IAS 7 Disclosure Initiative	January 1, 2017

1 Shall apply for periods beginning on or after the date shown in the effective date column.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2017, and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date [1]

IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
IFRS 16 Leases	January 1, 2019
Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 2: Classification and Measurement of Share-
based Payment Transactions	January 1, 2018
Annual Improvements to IFRS Standards 2014-2016 Cycle	January 1, 2018

1 Shall apply for periods beginning on or after the date shown in the effective date column.

The Group is assessing the potential impact that IFRS 9, 15 or 16 could have on its consolidated financial statements. The other new or amended standards and interpretations are not expected to have a significant effect on the consolidated financial statements of the Group.

3.	Revenue

Collaboration agreement Amphivena

Until July 2016, Affimed was party to a collaboration with Amphivena Therapeutics Inc., San Francisco, USA (in the following Amphivena). The purpose of the collaboration was the development of a product candidate for hematological malignancies. The collaboration included a License and Development Agreement between Amphivena and Affimed, which expired when Amphivena obtained the approval of an investigational new drug application (IND) from the FDA in July 2016.

Pursuant to the license and development agreement between Affimed and Amphivena, Affimed granted a license to intellectual property and agreed to perform certain services for Amphivena related to the development of a product candidate for hematological malignancies. In consideration for the research and development work that was performed, Amphivena was required to pay to Affimed service fees totaling approximately €16 million payable according to the achievement of milestones and phase progressions as described under the license and development agreement. Since the expiration of the agreement, the parties have been closing out the collaboration by exchanging documentation and transferring materials and third party contracts.

During the three months ended March 31, 2017 (when the Company achieved the last milestone) and 2016, the Company’s revenue for the performance of research and development services amounted to €0.0 million and to €1.4 million, respectively, net of Affimed’s share in funding Amphivena. During the three months ended March 31, 2017, Affimed funded Amphivena with €0.6 million which was offset against consideration of €0.5 million.

Amphivena has obtained funding solely by issuing preferred stock to investors. Investors provide financing in exchange for preferred stock issued by Amphivena under the terms of certain stock purchase agreements. Through March 31, 2017, Affimed participated in the financing of Amphivena with cash investments of €2.3 million.

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific TandAb. Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

The Company achieved several milestones and recognized revenue for related payments of €0.2 million for the three months ended March 31, 2017 for research and development services.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable, upfront technology access or research funding fees or capacity reservation fees and milestone payments. The Group recognized €0.2 million as revenue in the three months ended March 31, 2017 (2016: €0.5 million).

4.	Finance income and finance costs

	Three months	Three months
	ended March 31,	ended March 31,
	2016	2017
Interest expense	-196	-164
Foreign exchange differences	-1.135	-324
Other finance income/finance costs	9	32
Finance income/costs - net	-1.322	-456

5.	Financial assets

Financial assets include short-term deposits with banks of $5 million.

6.	Equity

At March 31, 2017 the share capital of €439 (December 31, 2016: €333) is divided into 43,938,377 (December 31, 2016: 33,262,745) common shares with a par value of €0.01 per share.

In January and February 2017, the Company issued 10,675,632 common shares, including 10,646,762 common shares in a public offering at a price of $1.80 per common share for net proceeds of €16.4 million and 28,870 common shares in connection with its at-the-market sales agreement for proceeds of €58.

7.	Share-based payments

In the corporate reorganization on September 17, 2014, an equity-settled share based payment program was established by Affimed N.V. (ESOP 2014). Based on this program, the Company granted 455,825 options in the three months ended March 31, 2017 to a member of the Management Board and to employees. The awards vest in installments over three years, and the final exercise date of the options is 10 years after the grant date of the instruments.

As of March 31, 2017, 3,201,087 ESOP 2014 awards were outstanding (December 31, 2016: 3,044,345), 1,175,532 awards (December 31, 2016: 952,458) were vested. In the three months ended March 31, 2017 299,083 ESOP 2014 awards forfeited due to termination of employment, and no options were exercised. The options outstanding at March 31, 2017 had exercise prices ranging from $1.80 to $13.47 (December 31, 2016: $2.51 to $13.47).

In the three months ended March 31, 2017, compensation expense of €565 was recognized affecting research and development expenses (€86) and general and administrative expenses (€479). In the three months ended March 31, 2016, compensation expense of €947 was recognized affecting research and development expenses (€374) and general and administrative expenses (€573).

As of March 31, 2017, 534,142 (December 31, 2016: 534,142) ESOP 2007 options were outstanding.

8.	Related parties

The supervisory directors of Affimed received compensation for their services on the supervisory board of €110 (€81) in the three months ended March 31, 2017 (2016). Remuneration of managing directors amounted to €451 (€553) in the three months ended March 31, 2017 (2016). The Group recognized share-based payment expenses of €50 (€88) for supervisory directors and €327 (€593) for managing directors in the three months ended March 31, 2017 (2016).

The following table provides the transaction amounts and outstanding balances for consulting fees and supervisory board remuneration.

	Transaction volume		Outstanding balances
	Three months ended March	Three months ended March	December 31,	March 31,
	31, 2016	31, 2017	2016	2017

Dr. Thomas Hecht	27	33	23	22
Dr. Richard Stead	8	13	14	9
Berndt Modig	12	16	8	11
Ferdinand Verdonck	15	18	10	12
Dr. Ulrich Grau	9	15	17	18
Dr. Ulrich Grau (i-novion)	23	0	0	0
Dr. Bernhard Ehmer	10	15	11	17
Jens-Peter Marschner (until 2016)	0		2